Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the common stock, par value of US$0.0001 per share of Thunder Power Holdings, Inc., a Delaware corporation whose principal place of business is in Wilmington, Delaware, shall be filed on behalf of the undersigned.

June 25, 2024

Feutune Light Sponsor LLC

By:	/s/ Sau Fong Yeung	/s/ Sau Fong Yeung
Name:	Sau Fong Yeung	Sau Fong Yeung
Title:	Sole Manager